UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [   ] Form 20-F [   ] Form 11-K [ X ] Form 10-Q [   ] Form 10-D  [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: June 30, 2012

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

         For the Transition Period Ended:  Not Applicable

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Versant International, Inc.

Full Name of Registrant

Former Name if Applicable

19200 Von Karman Avenue, 4th Floor

Address of Principal Executive Office (Street and Number)

Irvine, California 92612

City, State and Zip Code

PART II – RULES 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25 (b), the following should be completed.  (Check box if all of the following are appropriate) [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25-(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to circumstances beyond the Company’s control, and staff availability, it was unable to provide its independent accountants with all of the information requested by them to allow them to complete their review of the Company’s interim financial information for the period ended June 30, 2012 in a timely manner. This process could not be completed by August 14, 2012 without unreasonable effort or expense to the Company. The Company expects to file its Form 10-Q for the period ended June 30, 2012 on or before the extended deadline of August 20, 20121.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to his notification:

Glenn W. Carnes	(949)	281-6438
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                  Versant International, Inc.

  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2012	By:	/s/ Glen W. Carnes
Glen W. Carnes, Chairman and Principal Executive Officer